Exhibit 99.1

Attunity Q3 2013 Results

Company:	Attunity
Conference Title:	Q3 2013 Results
Date:	Thursday October 24th 2013

Operator:
Good day ladies and gentlemen and welcome to the Attunity Third Quarter 2013 Earnings Conference Call. Today’s conference is being recorded. At this time I would like to turn the conference over to Mr. Garth Russell of KCSA. Please go ahead.

Garth Russell:
Thank you.  Before turning the call over to management, I would like to make the following remarks concerning forward-looking statements.  All statements in this conference other than historical facts are forward-looking statements.  The words ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘guidance’, ‘confidence’, ‘target’, ‘project’ and other similar expressions typically are used to identify forward-looking statements.  These forward-looking statements are not guarantees of future performances and may involve and are subject to risks and uncertainties and other factors that may affect Attunity’s business, financial condition and other operating results which include, but are not limited to, the risk factors and other qualifications contained in Attunity’s Annual Report on Form 20-F, quarterly reports that are filed in a 6-K and other reports filed by Attunity with the SEC to which your attention is directed.  Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements.  Attunity expressly disclaims any intent or obligation to update these forward-looking statements.

During this call we may also present certain non-GAAP financial measures such as non-GAAP net income and certain ratios that are used with these measures.  In our press release and the financial tables issued earlier today, which is located on our website at attunity.com, you will find our definitions of these non-GAAP financial measures, a reconciliation of these non-GAAP financial measures with the closest GAAP financial measures, as well as a discussion about why we think these non-GAAP financial measures are relevant to our results.  These financial measures are included for the benefit of investors and should not be considered instead of the GAAP measures.

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Attunity Q3 2013 Results

At this time it is now my pleasure to turn the call over to Shimon Alon, Chairman and Chief Executive Officer of Attunity.  Shimon, the floor is yours.

Shimon Alon:
Thank you Garth, and thank you everyone for joining our call today. We continue to make progress implementing our growth strategy, which includes expanding our sales team, increasing our marketing activities, and capitalizing on our partnership initiatives, which resulted in growing revenues, increased profit and strong momentum into the fourth quarter and 2014.

With me today is Dror Elkayam, our Chief Financial Officer. We’ll be providing an overview of our financial results and adding some detail regarding our performance during the quarter. After our prepared remarks, Dror and I will be happy to answer any questions you may have. With that said, let’s get started.

Our unique, high performance data loading and replication solutions for Big Data provide our customers the ability to implement their analytics and business intelligence needs in real time, precisely when and where they need it. This quarter we have seen increased demand for our replication platform, which continues to be a critical revenue enabler for our partners and for the business of our customers.

For many organizations, the process of replicating and loading Big Data presents major challenges. Traditionally, this has been carried out through ad hoc scripts, cumbersome ETL operations, complex connectors, manual coding, and custom patching. Given these complicated steps, the traditional data loading process requires intensive IT support, and delays business decisions that rely on this critical data. These are challenges we address, enabling our customers to accelerate Big Data Analytics, with significantly less IT resources.

During the third quarter, we had some substantial wins with large scale accounts. These wins included a large Healthcare provider, a prominent credit union, and a company focused on innovative, pre-paid products and transactions. These accounts manage high volume and high velocity data, that need data analytics in real time. Each of these customers were looking for solutions that could be integrated quickly and without additional development or professional services. It was our superior performance, automation and the proven scalability of our products that were the deciding factors in winning these deals within extremely competitive environments.

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Attunity Q3 2013 Results

The introduction of the new Attunity Replicate 3.0 this quarter further establishes our strong competitive edge in the replication market. In fact, during the quarter we recognized the largest Replicate deal worth over half a million dollars, and expect to get additional revenue from this customer, this year.

We are excited to engage with more of these new large enterprise customers, presenting high growth opportunities. As we sign such customers, we often find that upon approaching new accounts we have to go through a long, intensive process in order to become an approved vendor. This, in turn, can produce a longer than usual sales cycle.

This is a one-time engagement process that will not delay processing orders in the future. Once we gain a stronger foothold in the market, we will have established relationships with some of these larger enterprise players and quicken the order process to close deals more timely. As a result, we noticed that that some of the engagements originally planned to close during the third quarter will be closed in the fourth quarter.

In order to continue to expand our products to new markets and provide our customers with a better alternative to competitive products, we introduced new capabilities in version 3.0, to handle disaster recovery and bi-directional synchronization. This gives our customers the support they need for their demanding business continuity applications.

In support of our product development efforts, we have made significant headway on the marketing front. We are now experiencing many more leads.

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Attunity Q3 2013 Results

During the third quarter, we implemented an intensive marketing plan, generating record website traffic and social media exposure. After winning the “Product of the Week” award from Network World, we arrived at the recent Oracle OpenWorld show with overwhelming interest from prospects and customers.

In addition to these activities, the Company has seen expanded engagement with Big Data analysts as Attunity was invited to several panels, interviews, and podcasts. Press coverage also grew, including recognition as a “Trend Setter” for MFT from InfoTech Research Group.

Finally, Attunity’s marketing team expanded coverage of partner activities, including several joint webinars with a very important partner of ours Amazon Web Services, being selected to run data Replication session at HP Vertica’s Big Data Conference, and most recently our participation in the Teradata PARTNERS Conference. Prior to the Teradata event, we were invited to a joint podcast with Teradata on DM Radio and sponsored by Bloor Research, one of Europe's leading independent Information Technology research groups.

The impact of this new market engagement, and the execution of targeted outbound programs, has yielded a substantial number of new, high quality leads, which has significantly grown in volume from the same period last year. These leads and additional marketing programs will drive our fourth quarter and 2014 growth.

Due in part to these strategies, we achieved both, yearly and quarterly growth.  Our total revenues grew to $6.6 Million Dollars, or 11%, from $5.9 Million Dollars for the same period last year.

As I alluded to in previous quarters, this is the first quarter in which we recognize revenues from our restructured OEM agreement with a world-leading software and IT corporation, amounting to over half a million dollars. The majority of these revenues were sourced from maintenance. Going forward, maintenance revenue from this agreement will become a reliable and consistent source of additional revenue for the OEM portion of our business. Since OEM license revenues could fluctuate, we are pleased to have a continuous stream of recurring revenue.

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Attunity Q3 2013 Results

With respect to sales execution, we have engaged a growing number of prospects and customers through direct sales activities which is building strong momentum for the fourth quarter and beyond. We are pleased with the contribution from our new salespeople and are now ready to make additional strategic hires to generate growth.

As we see growing demand in Europe, we appointed Paul Kelly as the Company's Vice President of Sales in EMEA. Paul’s ability to develop winning sales teams and grow revenues through strategic direct sales efforts and partner initiatives will be a valuable asset for Attunity. Paul joins Attunity with over 30 years of experience in sales management and high-technology markets, selling solutions for database management, data warehousing, and analytics.

The Attunity Replicate solution helps our partners’ customers use their respective data warehouses to meet their critical business needs. These partners include Pivotal Greenplum, Teradata, Oracle, Actian, and Amazon Web Services. During the third quarter we increased activity with these partners, as well as added support for HP Vertica and Microsoft PDW.

Our partnership with Pivotal Greenplum continues to gain momentum as we collaborate more closely with their sales organization on a global scale. As a result we are seeing more joint sales opportunities, and larger deals. For example, we recently joined forces with our partners EMC and Pivotal, and won a large deal for a healthcare company. In this particular case, Attunity Replicate was the only solution able to meet their data loading requirements and ultimately enabled EMC to close this deal. This joint success is driving stronger awareness within Pivotal and EMC’s sales force and we are already engaged in several large opportunities for the fourth quarter.

Earlier this week we announced our support for Teradata Unified Data Architecture, extending our offering to support Teradata’s complete Big Data platform. This includes the Teradata Data Warehouse, Teradata Aster and Hadoop. We announced this added capability at the Teradata Partners global user conference, at which it was very well received by Teradata, their customers and industry analysts.

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Attunity Q3 2013 Results

As I mentioned earlier, we released our click-2-load solution optimized for HP Vertica, a centerpiece of HP’s Big Data Platform. In addition, we rolled out our solution for Microsoft Parallel Data Warehouse, known as PDW. Leveraging our successful and long term partnerships with HP and Microsoft, we are quickly ramping up our field activity to further grow our pipeline.

With respect to our OEM partners, we signed a new agreement with Infor, the third largest provider of enterprise application software. We expect to recognize revenues in 2014 as we complete training their sales and technical teams. As a testament to the necessity of our solution, one of our long-term global partners recently extended their OEM agreement for the use of our CDC and data access software.

Beyond our activity in enterprise data centers, we are also seeing increased adoption by Amazon Web Services customers for our Big Data analytics solutions in the Cloud. During the third quarter, we participated in joint marketing campaigns with Amazon that helped us develop a stronger pipeline for our solutions, mostly for loading data to Amazon Redshift. As a result, we closed new accounts for Attunity Cloud solutions, which is establishing a new source of recurring revenue, for us.

For example, Etix, the largest independent online ticketing company in North America, has selected Attunity CloudBeam to load data into Amazon Redshift for business analytics. With Attunity CloudBeam, Etix was able to set up a solution in minutes, avoiding months of costly development work. As a result, they are already benefitting from the ability to make immediate use of important marketing data.

Another example of a customer utilizing Attunity CloudBeam was during the recent shutdown of cloud storage provider Nirvanix. Since the sudden shutdown, we responded immediately to offer customers a fast and easy way to move their data into Amazon Web Services, an alternative storage provider. Former Nirvanix customers had a limited amount of time to relocate their data, and we quickly stepped in to provide them with an easy solution.

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As a result of our swift measures, we already closed several deals with customers such as Bitopia, a customized software development company, who transferred a large amount of data into Amazon cloud in just several hours. Without Attunity CloudBeam, the process would have taken over 24 hours, which would have been unacceptable for their clients who cannot afford an interruption in accessing critical operational data.

During Q4, we will participate in the AWS reInvent conference, during which we plan to reveal additional solutions that will expand our offerings for Amazon customers.

Attunity’s venture into the Cloud, unique technology, and growing success has earned praise within the analyst community.  Gartner recently recognized Attunity CloudBeam within its “Who’s Who in the Integration Platform as a Service” report.

The developments I’ve described thus far, have set the stage for significant growth in the future.

I will now turn the call over to Dror Harel-Elkayam, our CFO, to discuss details of our financials.

Dror Harel-Elkayam:
Thank you Shimon. Total revenues for the third quarter of 2013 increased by 11% to $6.6 million dollars, compared with $5.9 million dollars for the same period of 2012. This is attributable to a 22% increase in total maintenance and service revenues of $3.5 million in the third quarter, compared with $2.9 million for the same period of 2012. With license revenues remaining relatively flat, the increase in total revenue is mainly attributable to additional maintenance revenues from one of our OEM partners following our recently amended agreement. Cost of Sales for the third quarter of 2013 decreased by 12 percent to $507,000 from $574,000 in the third quarter of 2012. This is mainly due to a decrease in software development costs, which were fully amortized by December 2012. R&D expenses this quarter decreased by 3% to $1.8 million from $1.9 million in the third quarter of 2012 and were 28% and 32% of total revenues, respectively. This decrease as a percentage of total revenue is a mixture of higher revenues and lower costs this quarter of 2013 compared with the same period last year.

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Attunity Q3 2013 Results

Sales and Marketing expenses for the third quarter increased by 20 percent to $2.6 million from $2.2 million in the third quarter last year. This is mostly attributable to the increase in headcount of our sales and marketing teams during the last few quarters, as well as an increase in the marketing budget. Overall, sales and marketing expenses for the third quarter 2013 were 39% of total revenue, compared with 36% of total revenue for the same period last year.  We expect sales and marketing expenses to increase in the fourth quarter and during 2014 as we increase marketing activities and recruit additional sales and marketing personnel, to address the growing demand for our solutions. This increased investment in sales and marketing will provide us with the foundation for growth in upcoming quarters.

General and Administrative expenses for the third quarter were $675,000 or 10 percent of total revenue, compared with $743,000 or 13% of total revenue for the same period in 2012. This decrease is mostly attributable to expenses in the third quarter of 2012 associated with relisting on NASDAQ. Operating income for the third quarter was $961,000 compared with $569,000 for the same period last year. Operating income included a total of $434,000 mainly in equity based compensation, and acquisition related expenses and amortization. This is compared with $424,000 of similar expenses in the third quarter of 2012.  Excluding these items, non-GAAP operating income this quarter was a record $1.4 million compared with $1 million for the same period last year. Net income was $709,000 or 6 cents per diluted share, compared with $43,000 in the third quarter of 2012, or zero cents per diluted share. Non-GAAP net income was $1.3 million compared with $865,000 for the same period last year. Non-GAAP net income excludes $612,000 of expenses mostly attributable to non-cash financial income resulting from revaluation of liabilities presented at fair value; equity based compensation expenses; and amortization related to the acquisition of RepliWeb. Non-GAAP net income for the third quarter of 2012 excluded $822,000 in similar expenses.

Moving to the balance sheet. As of September 30th 2013, we had cash and cash equivalents of approximately $2.1 million, compared with $3.8 million as of December 31st 2012. While we generated positive cash from operations of $594,000 during the first nine months of 2013, including 432,000 this quarter, our cash position was offset by the one-time $2 million dollar final earn-out payment, made earlier this year, in respect to the RepliWeb acquisition closed in September 2011. With DSO of 41 days, our accounts receivable balance of $2.9M quickly transforms to cash. We expect that our cash, combined with our line of credit will satisfy our operational needs. Our shareholder’s equity has increased to $10 million as of September 30 2013, compared with $9.6 million as of December 31, 2012. For the fourth quarter, we see increased activity with several large deals already in negotiation as the momentum from the third quarter continues to build.

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Attunity Q3 2013 Results

Now, I’d like to turn the call back over to Shimon for some closing comments.

Shimon Alon:
Thank you Dror.  To follow up with what Dror just covered, it is important to note that our Replicate business is growing at a yearly rate of 80%, outpacing the Big Data market. Our overall revenue reflects a mix of both Replicate and legacy products. In the long term, we expect our Replicate business to make up the lion’s share of our revenue and drive growth.

The new leadership and initiatives put in place earlier this year have positioned us to make Q4 2013 the best quarter in our history. As I  mentioned earlier, considering the growing number of bigger orders from large enterprises such as financial institutions, telecommunication, and healthcare organizations, we may be faced with longer legal and purchasing processes, which can make our forecasting more challenging.

Before we conclude our prepared remarks, I would like to thank all of our customers, partners, employees and investors for their firm support.  We will now open up the call to questions and I would like to ask the operator to open the call please.

Operator:
Thank you sir. To ask a question please press *1 on your telephone keypad. Please ensure the mute function on your telephone is switched off. To allow everyone an opportunity to ask a question can I ask you to please limit your questions to one. If you need to ask a follow up question please re-queue again by pressing *1. Again to ask a question please press *1. We will now pause for a moment to assemble the queue.

There are currently no questions. Again as a reminder to ask a question please press *1.

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Attunity Q3 2013 Results

We will now take our first question from Donald Botha. Please go ahead.

Donald Besser:	Hi, good morning. I just wanted to check, you mentioned that the $700,000 went to maintenance, not licenses, is that correct in your explanation of the renewal of the long term agreement?

Shimon Alon:
The answer is what I said and what is happening is that if you remember back to Q1, the first quarter, we had told the market that we are renegotiating or renegotiated a long term OEM agreement. That went down significantly from year over year and therefore we decided...it came to an end anyway, expired and our transition to renew it was to restructure it, so that we will be able to see much more revenue from them than what we saw in the first quarter. This is the first quarter that we recognize revenue from the lease structure OEM agreement. We are pleased with the revenue we received from them. The revenue was received in the form of maintenance, over $500,000. I won’t quote an absolute number but you can see that our maintenance revenue went up as a result of it. This will continue this way. We are getting much more revenue, we are getting it for maintenance. It is more accurate, it’s more predictable and it’s a recurring revenue and therefore today we like it.

Donald Botha:	Great, thank you.

Operator:	Thank you. We can now take our next question from Isaac Vidomlanski, Private Investor. Please go ahead.

Isaac Vidomlanski:
I am a reader of the CRO message board. In one of the messages somebody complained that if everything is great at Attunity why insiders are not buying? I read in the SEC filing that you bought 50,000 shares lately. Why was the media not told about your purchases? Did you buy more shares recently?

Shimon Alon:
First I would say I don’t control insiders or not. I myself bought shares, I spent my own money of $250,000 to buy the shares and I am a very happy shareholder. This is of course on top of whatever I have so far. About the media, we are not going to the media with every piece of news we have. We are filing the purchases at the right place at the right time and therefore some media can pick it up, some not. This is not our major focus. We are focusing on our operations and successes. You had a third one which I am not sure I remember.

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Attunity Q3 2013 Results

Isaac Vidomlanski:	I asked if you bought shares recently, more shares.

Shimon Alon:	The answer is every time I buy shares, any shares of Attunity I file it as requested.

Isaac Vidomlanski:	Thank you.

Operator:	Thank you. We can now take our next question from Mark Gomes from PTT Research. Please go ahead.

Mark Gomes:
Gentlemen, good progress on the partnering side of things. We noticed that the operating income margin has gone up dramatically in the most recent quarters, 2% Q2, 10% in Q3 of last year, 15% on Q3 of this year. Where can we expect that to go longer term? What is your latest guidance on what your target is for operating margins? Thank you.

Dror Elkayam:
Mark, we do not provide guidance at this stage but we remain profitable. We continue to control the expenses tightly and at the same time we grew nicely as you noticed. Our debt structure is a great foundation of our business.

Mark Gomes:	Are there any breakdowns that you can provide with regards to replicate versus the legacy business or the direct sales versus the partner business?

Shimon Alon:
Not at this time. We give indications from time to time but thanks to your questions in the past and your continuous pressure I would say in sending us a lot of information we announced today again that as we finished this quarter our Replicate business, which is the replication of public data, now grows on a yearly basis at 80%. That’s one piece of information we gave you. We definitely see as you know our legacy product consists of connectors accessing data and other technologies and products that we developed many years ago and we used all of them in our Replicate model but as a standalone product they of course will continue to define the Replicate Big Data for that will be the lionshare of our revenue in both.

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Attunity Q3 2013 Results

Mark Gomes:
Fantastic. If I read right from this call it sounds like there were some deals at the end of Q3 that could have closed if some processes had gone through more successfully. Is that correct and if so does that mean that Q3 is off to a better start?

Shimon Alon:
The answer is yes and it’s a phenomena we didn’t see before and the reason for that should be explained. We are getting now, penetrating into much larger enterprises. Companies before, if they bought from us, they bought before for thousands of dollars, $10,000, $20,000, $30,000. We are now getting into very large enterprises. The good news is the buying power is huge and once they buy one they will continue to buy more and more and more. The revenues if we can call it, the challenging news is that you have to go through a very long, cumbersome, intensive what they call vendor approval and legal process. It’s the combination of large customers and large deals. We experienced one of them in the third quarter. In fact we went together with EMC. We definitely won a very nice deal. EMC got their portion and because we were not selling to this account before, they had to go through a very long process and the good news is that yesterday we received the agreement from them, we signed it and we expect now EMC to send us the PO from them, so the order they will receive from EMC once they receive it from the customer asking about a good start of Q4, yes, we signed it yesterday.

Mark Gomes:	Fantastic. Congratulations on the progress and thank you.

Shimon Alon:	Thank you very much.

Operator:	Thank you. We can now take our next question from Ivak Teshprote from Green Forest. Please go ahead.

Isaac Tchiprout:	Shimon, I want to ask before you get some indications about the year of 2013 that you will have between 27-30 million revenues? Do you stay in the same preparation?

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Attunity Q3 2013 Results

Shimon Alon:	We have not made any changes to our annual guidance.

Isaac Tchiprout:	Ok, thank you.

Operator:	Thank you. As a reminder ladies and gentlemen if you wish to ask a question please press *1 on your telephone keypad.

There are no further questions at this time.

Shimon Alon:
Ok, very good. I would like to thank everybody for taking the time today to join our call and we definitely will keep updating you with all the good news we are going to have. Have a great day, thank you.

Dror Harel-Elkayam:	Thank you.

Operator:	Thank you. That will conclude today’s conference call. Thank you for your participation ladies and gentlemen, you may now disconnect.

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